FitchRatings

2019 Form NRSRO Exhibit 9

Information Regarding Fitch's Chief Compliance Officer

Trevor Pitman is the Chief Compliance Officer of Fitch Ratings, Inc. Mr. Pitman is employed full time by Fitch Ratings Limited, a wholly owned subsidiary of Fitch Ratings, Inc.

Employment History:

- *Fitch Ratings, Inc./ Fitch Ratings Limited*
    - Chief Compliance Officer (2019)
    - Independent Consultant to Fitch Ratings Limited (2018 – 2019)
    - Global Head of Regulatory Compliance (2017-2018)
    - Senior Compliance Officer, EMEA and APAC (2015 – 2017)
    - Regional Credit Officer, EMEA and APAC (2009 – 2015)
    - Managing Director, EMEA and APAC Corporate Ratings (2001 – 2009)
    - Director, Corporate Ratings (1993 – 2001)
- *First Boston Limited (Credit Suisse)*, London, United Kingdom (1985 – 1993)
- *Peat, Marwick, Mitchell (KPMG)*, London, United Kingdom (1980 – 1985)

Education:

- *Oxon, MA Hons*
- *Oxford University, BA Honours Philosophy and Economics*